UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of April 2018

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd. Announces Filing of 2017 Annual Report

RISHON LEZION, Israel, April 13, 2018 - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced that on March 29, 2018 it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (http://www.boscorporate.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

Co-CEO and CFO

+972-542525925

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: April 13, 2018

2